UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)

AERCAP HOLDINGS N.V.

(Name of Issuer)

Ordinary Shares, EUR 0.01 Nominal Value

(Title of Class of Securities)

N00985106

(CUSIP Number)

Michael Raynes

Waha AC Coöperatief U.A.

Teleportboulevard 140

1043 EJ Amsterdam

The Netherlands

+971 2 667 7343

Chakib Aabouche

Waha Capital PJSC

Level 43, Tower 3,

Etihad Towers, P.O. Box 28922,

Abu Dhabi, United Arab Emirates

+971 2 403 9311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

September 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N00985106

1.	Names of reporting persons Waha AC Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 21,557,218
	9.	Sole dispositive power 0
	10.	Shared dispositive power 21,557,218
11.	Aggregate amount beneficially owned by each reporting person 21,557,218
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.52%*
14.	Type of reporting person OO

*	Based on the 148,432,487 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2018 were issued and outstanding as of June 30, 2018.

CUSIP No. N00985106

1.	Names of reporting persons Waha Capital PJSC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Abu Dhabi, United Arab Emirates
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 21,557,218
	9.	Sole dispositive power 0
	10.	Shared dispositive power 21,557,218
11.	Aggregate amount beneficially owned by each reporting person 21,557,218
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.52%*
14.	Type of reporting person CO

*	Based on the 148,432,487 Ordinary Shares that the Issuer reported in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2018 were issued and outstanding as of June 30, 2018.

INTRODUCTORY STATEMENT

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D filed by Waha AC Coöperatief U.A. (the “Stockholder”) and Waha Capital PJSC on November 22, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto, filed on December 16, 2013 (“Amendment No. 1”), Amendment No. 2 thereto, filed on June 16, 2014 (“Amendment No. 2”), Amendment No. 3 thereto, filed on September 4, 2014 (“Amendment No. 3”), Amendment No. 4 thereto, filed on December 3, 2014 (“Amendment No. 4”), Amendment No. 5 thereto, filed on April 8, 2015 (“Amendment No. 5”), Amendment No. 6 thereto, filed on December 16, 2015 (“Amendment No. 6”), Amendment No. 7 thereto, filed on January 13, 2016 (“Amendment No. 7”), Amendment No. 8 thereto, filed on January 20, 2016 (“Amendment No. 8”), Amendment No. 9 thereto, filed on August 23, 2016 (“Amendment No. 9”), Amendment No. 10 thereto, filed on November 25, 2016 (“Amendment No. 10”), Amendment No. 11 thereto filed on February 7, 2018 (“Amendment No. 11”), Amendment No. 12 thereto filed on February 22, 2018 (“Amendment No. 12”), and Amendment No. 13 thereto filed on March 19, 2018 (“Amendment No. 13”) (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, and this Amendment No. 14 is collectively referred to herein as the “Schedule 13D”) relating to the ordinary shares, nominal value EUR0.01 per share (the “Ordinary Shares”) of AerCap Holdings N.V., a Netherlands public limited liability company (the “Issuer”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided below in the response to Item 5.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby further amended and supplemented by adding to the final paragraph thereof the following information

On April 25, 2018, the Company received 1,171 Ordinary Shares as remuneration in connection with the board position held at Issuer by a Waha Capital PJSC board member.

As previously described in Amendment No. 3 and Amendment No. 10, the Stockholders entered into funded collar confirmations (the “September 2014 Funded Collar Confirmations”) with each of Deutsche Bank AG, London Branch (“DB”), UBS AG, London Branch (“UBS”), Nomura International plc (“Nomura”) and Citibank N.A., London Branch (“Citi”, and together with DB, UBS and Nomura, the “September 2014 Funded Collar Counterparties”) that relate in the aggregate to 14,923,306 Ordinary Shares (the “September 2014 Collared Shares”).

As previously described in Amendment No. 4, Amendment No. 9, Amendment No. 10 and Amendment No. 12, the Stockholders entered into funded collar confirmations (the “December 2014 Funded Collar Confirmations” and together with the September 2014 Funded Collar Confirmations, the “Funded Collar Confirmations”) with each of DB, UBS and Citi (“Citi”, and together with DB and UBS, the “December 2014 Funded Collar Counterparties” and together with the September 2014 Funded Collar Counterparties, the “Funded Collar Counterparties”) that relate in the aggregate to 11,923,305 Ordinary Shares (the “December 2014 Collared Shares” and together with the September 2014 Collared Shares, the “Collared Shares”). As previously described in Amendment No. 12, certain of the December 2014 Funded Collar Confirmations have expired and the remaining options granted relate in the aggregate to 7,948,870 December 2014 Collared Shares.

As previously described in Amendment No. 13, Waha Capital entered into Rule 10b5-1 sales plans (the “Collar Confirmation Sales Plans”) with each Funded Collar Counterparty and such Funded Collar Counterparty’s broker-dealer affiliate relating to the excess of the return obligation of the Funded Collar Counterparty with respect to rehypothecated Collared Shares over Waha Capital’s delivery obligation, in each case, in respect of the applicable expired options, pursuant to the terms of the Funded Collar Confirmation or Funded Collar Confirmations with such Funded Collar Counterparty.

From the date of the most recent amendment to this Schedule 13D through September 19, 2018, the Reporting Persons disposed of 997,299 Ordinary Shares pursuant to the settlement of the December 2014 Funded Collar Confirmations and 518,830 Ordinary Shares pursuant to the Collar Confirmation Sales Plans with respect to the December 2014 Funded Collar Confirmations in a series of open market transactions. Details by date, listing the number of Ordinary Shares disposed of and the average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Ordinary Shares Returned to Funded Collar Counterparties	Ordinary Shares Disposed of Under Collar Confirmation Sales Plans	Average Price per Ordinary Share Disposed of Under Collar Confirmation Sales Plans[1]
September 10, 2018	124,569
September 11, 2018	124,391	74,153	USD56.7505
September 12, 2018	124,189	74,331	USD56.6181
September 13, 2018	124,555	74,533	USD56.8839
September 14, 2018	124,799	74,167	USD57.0646
September 17, 2018	124,802	73,923	USD57.0638
September 18, 2018	124,919	73,920	USD57.1841
September 19, 2018	125,075	73,803	USD57.2733

The Reporting Persons are the beneficial owners of 21,557,218 Ordinary Shares of the Issuer. That number of shares represents 14.52% of the aggregate of 148,432,487 Ordinary Shares that the Reporting Persons understand to be issued and outstanding based on the number of Ordinary Shares that the Issuer reported were issued and outstanding as of June 30, 2018 in its Report of Foreign Private Issuer on Form 6-K filed on July 30, 2018.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the incorporation by reference of the information provided above in the response to Item 5.

[1]	The average price per Ordinary Share indicated reflects those shares sold in the open market pursuant to the Collar Confirmation Sales Plans.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2018

WAHA AC COÖPERATIEF U.A.

By:	/s/ Michael Raynes
Name:	Michael Raynes
Title:	Proxy Holder

WAHA CAPITAL PJSC

By:	/s/ Chakib Aabouche
Name:	Chakib Aabouche
Title:	Authorized Signatory